================================================================================





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K
                                 ANNUAL REPORT


                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 2003

                        WYETH SAVINGS PLAN - PUERTO RICO
                            (Full title of the Plan)

                                     Wyeth
          (Name of Issuer of the securities held pursuant to the Plan)


                               Five Giralda Farms
                            Madison, New Jersey 07940
                     (Address of principal executive office)




================================================================================

                                   SIGNATURE
                                   ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    Wyeth
                                                 ------------
                                                 (Registrant)


                                      By:  /s/ Paul J. Jones
                                           --------------------------------
                                           Paul J. Jones
                                           Vice President and Controller


Date: June 17, 2004

                                   SIGNATURE
                                   ---------




Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Savings Plan - Puerto Rico Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   WYETH SAVINGS PLAN - PUERTO RICO



                                      By:  /s/ Jack M. O'Connor
                                           -------------------------------------
                                           Jack M. O'Connor
                                           Member of the Wyeth
                                           Savings Plan - Puerto Rico Committee


Date: June 17, 2004

                        WYETH SAVINGS PLAN - PUERTO RICO

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2003 and 2002

   TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

























EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 060

                        WYETH SAVINGS PLAN - PUERTO RICO
                           DECEMBER 31, 2003 and 2002

                                     INDEX




                                                                         Page
                                                                         ----

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits
as of December 31, 2003 and 2002                                          1

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2003                                      2

Notes to Financial Statements                                           3 - 9

Supplemental Schedule:*

         Item 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2003                                      Schedule I

Consent of Independent Registered Public Accounting Firm



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            -------------------------------------------------------


To the Participants and Administrator of Wyeth Savings Plan - Puerto Rico:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Wyeth Savings Plan -Puerto Rico (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversights Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Florham Park, New Jersey


June 17, 2004

                        Wyeth Savings Plan - Puerto Rico
              Statements of Net Assets Available for Plan Benefits
                        As of December 31, 2003 and 2002



                                                              December 31,
                                                        2003             2002
                                                    -----------      -----------

Assets:
   Investments, at fair value                       $56,540,090      $45,587,575

   Loans to participants                              6,988,789        6,335,690

   Receivables:
     Employer contribution                              116,627          106,746
     Participant contribution                           350,893          325,917
     Due from brokers for securities sold                 4,575           40,311
                                                    -----------      -----------
          Total receivables                             472,095          472,974
                                                    -----------      -----------


     Cash and cash equivalents                        1,308,837        1,286,429
                                                    -----------      -----------


Net Assets Available for Plan Benefits              $65,309,811      $53,682,668
                                                    ===========      ===========



The accompanying notes to financial statements are an integral part of these statements.

                        Wyeth Savings Plan - Puerto Rico
         Statement of Changes in Net Assets Available for Plan Benefits
                      For The Year Ended December 31, 2003





Additions to net assets attributed to:
 Investment Gain:
    Net appreciation in fair value
    of investments                                                    $6,128,981
    Interest                                                           1,499,845
    Dividends                                                            594,422
                                                                     -----------
        Total investment gain                                          8,223,248


 Contributions:
    Employer                                                           2,614,662
    Participant                                                        8,397,695
                                                                     -----------
        Total contributions                                           11,012,357


           Total additions                                            19,235,605
                                                                     -----------


Deductions from net assets attributed to:
    Benefits paid to participants                                      7,608,462
                                                                     -----------

    Net additions                                                     11,627,143



Net Assets Available for Plan Benefits:
    Beginning of Year                                                 53,682,668
                                                                     -----------

    End of Year                                                      $65,309,811
                                                                     ===========


The accompanying notes to financial statements are an integral part of this statement.

                        WYETH SAVINGS PLAN - PUERTO RICO
                         NOTES TO FINANCIAL STATEMENTS




NOTE 1 - PLAN DESCRIPTION
         ----------------

The following description of the Wyeth Savings Plan - Puerto Rico (the "Plan") only provides general information. Participants of the Plan should refer to the Plan Document for a more detailed and complete description of the Plan's provisions.

General
-------

The Plan, a defined contribution profit sharing plan, was approved and adopted by the Board of Directors of Wyeth (the "Company") and became effective on January 1, 1993. Full-time employees of the Company and its participating subsidiaries who reside in Puerto Rico and are not subject to a collective bargaining agreement ("non-union") are eligible to participate in the Plan after attaining age 21, as defined in the Plan. Part-time employees to be eligible must complete at least 1,000 hours during the first 12 months of employment or during any calendar year following the year in which they are hired. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Puerto Rico Internal Revenue Code (the "PR Code").

Contributions
-------------

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. The Company will contribute an amount equal to 50% of the participant's contributions to the Plan for contributions up to 6% of the participant's covered compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Under the PR Code, total annual salary deferral contributions that can be included for Plan purposes are subject to annual limitations.

Vesting and Separation From Service
-----------------------------------

Participants are fully vested at all times in their salary deferral contributions and after-tax contributions plus earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in their Company matching contributions according to the following schedule:

                                                     Vesting
                  Years of Continuous Service       Percentage
                  ---------------------------       ----------
                      1 year completed                  0%
                      2 years completed                25%
                      3 years completed                50%
                      4 years completed                75%
                      5 years completed               100%

Regardless of the number of years of continuous service, participants shall be fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions is forfeited and becomes available to satisfy future Company matching contributions. During 2003, forfeitures of $147,061 were used to offset Company matching contributions. As of December 31, 2003 and 2002, the amount of forfeitures available to offset future Company matching contributions totaled $28,252 and $7,317, respectively.

Distributions
-------------

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined in the Plan Document, before that age. Participants may qualify for hardship withdrawals if they have an immediate and heavy financial need, as determined by the Wyeth Savings Plan Committee - Puerto Rico (the "Committee"). Participants are limited to one non-hardship and one hardship withdrawal each year. Participants may make hardship withdrawals provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. Participants can elect to defer the distribution of their account if the participant's account balance is greater than $5,000 and if the participant is less than 70 1/2 years of age.

Loans
-----

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants' loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 - ACCOUNTING POLICIES
         -------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Contributions
-------------

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan. Contributions from employees are accrued when deducted from payroll.

Benefits
--------

Benefits are recorded when paid.

Investment Valuation
--------------------

The Wyeth Common Stock Fund is recorded at fair market value. Shares in the Fidelity Funds and the MSIFT Value Portfolio - Adviser Class are recorded at fair market value, which is based on their published net asset value. The investment contracts comprising the Interest Income Fund are recorded at contract value based upon information provided by Fidelity Management Trust Company ("Fidelity") which approximates fair market value (see also NOTE 3).

Loans are valued at cost which does not differ materially from fair market value.

Investment transactions are recorded on a trade date basis.

The following table presents investments:

                                                            December 31,
                                                        2003            2002
                                                        ----            ----
Investments at Contract Value

   Investment Contracts                              $20,092,934     $17,097,880

Investments at Fair Value as Determined by
   Quoted Market Price

   Common Stocks                                      18,526,241      15,050,695

Investments at Fair Value as Determined by
   Net Asset Value

   Mutual Funds                                       17,920,915      13,439,000
                                                     -----------     -----------

  Total Investments                                  $56,540,090     $45,587,575
                                                     ===========     ===========

Cash and Cash Equivalents
-------------------------

Cash equivalents consist primarily of commercial paper, fixed-term deposits and other short-term, highly liquid securities with original maturities of three months or less and are stated at cost. The carrying value of cash equivalents approximates fair value due to their short-term, highly liquid nature.

Administrative Costs
--------------------

All costs and expenses of administering the Plan are paid by the Company.

Risks and Uncertainties
-----------------------

The Plan's assets consist of various investments which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates
----------------

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgments and estimates made by management. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT ELECTIONS
         --------------------

Participants can elect to invest amounts credited to their account in any of eight investment funds offered by the Plan and transfer amounts between these funds at any time during the year. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The eight investment options are as follows for 2003 and 2002:

     Interest Income Fund - consists primarily of investment contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund also contains a money market/STIF component within the underlying investments, for the purpose of providing liquidity for fund transfers and other participant-directed activity. The investment contracts are guaranteed by the issuing insurance carrier. However, the Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody's and AA- or higher by Standard & Poor's.

     The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended yield and crediting interest rate attributable to these contracts approximated 5.08% for 2003 and 5.56% for 2002.

      Wyeth Common Stock Fund - consists primarily of Company common stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

      Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies that the investment manager believes possess above average growth potential.

      Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company, which is invested primarily in income-producing securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund's assets in fixed income senior securities.

      Fidelity International Growth & Income Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

      Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the stocks of companies that make up the Standard & Poor's 500 Index.

      Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in domestic and international small capitalization equities.

      MSIFT Value Portfolio - Adviser Class - consists of shares in a mutual fund managed by Morgan Stanley Investments, LLP. which seeks long-term returns by investing in stocks of large and mid-sized companies.

NOTE 4 - MANAGEMENT OF THE PLAN

The Plan is administered by the Committee, which was appointed by the Board of Directors of the Company. Banco Popular de Puerto Rico is the Plan's trustee. Fidelity Management Trust Company was appointed by the Committee as recordkeeper and custodian, and is a party-in-interest to the Plan.

NOTE 5 - RELATED-PARTY TRANSACTIONS
         --------------------------

Certain Plan investments are shares of mutual funds managed by Fidelity. As stated in NOTE 4, Fidelity is the recordkeeper and custodian of the Plan and therefore, these transactions qualify as party-in-interest transactions.

NOTE 6 - PLAN AMENDMENTS
         ---------------

The Plan was amended in 2003 for certain administrative reasons.

NOTE 7 - INCOME TAX STATUS
         -----------------

Puerto Rico
-----------

The Plan is designed to be a qualified profit-sharing plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the "Act") and the trust established under the Plan is intended to be tax-exempt under Section 165(a) of the Act. The Company has obtained from the Puerto Rico Treasury Department a favorable determination letter dated December 20, 1993 stating that the Plan is in compliance with the Act. It has also received verification dated April 2, 1998 from the Puerto Rico Treasury Department stating that all plan amendments through January 1, 1996 will not effect the favorable determination previously issued on December 20, 1993. The Plan has been amended since receiving the determination letter and subsequent notification. However, the Plan administrator believes that the Plan and the trust continue to meet the requirements of the Act.

Federal Income Tax Status
-------------------------

The Plan does not constitute a qualified profit-sharing plan under the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and the "cash and deferred arrangement" incorporated in the Plan is not intended to qualify under Section 401(k) of the Code. Pursuant to Section 1022(i)(1) of ERISA, however, the trust established thereunder is exempt from Federal income tax under Section 501(a) of the Code. An individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be subject to any Federal income tax on income derived from sources within Puerto Rico.

NOTE 8 - PLAN TERMINATION
         ----------------

Although it has not expressed any intention to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution amounts and are entitled to full distribution of such amounts.

NOTE 9 - INVESTMENTS
         -----------

The fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                          2003          2002
                                                          ----          ----

Wyeth Common Stock Fund                               $18,526,241   $15,050,695

Fidelity Spartan U.S. Equity Index Fund                $6,678,157    $5,107,358

Fidelity Balanced Fund                                 $5,162,662    $4,333,260

Fidelity Magellan Fund                                 $3,593,420    $2,608,099*

Monumental Life Insurance 4.95% Due 6/15/06            $3,310,480    $3,154,340

Metropolitan Life Insurance 4.60% Due 12/15/03               --      $3,005,920

* In 2003, the Fidelity Magellan Fund exceeded 5% of the Plan's total assets, but in 2002 it was less than 5%.

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,128,981 as follows:

                  Wyeth Common Stock               $2,377,036
                  Mutual Funds                      3,751,945
                                                   ----------
                  Total                            $6,128,981
                                                   ==========


                                                                                                   Schedule I
                                       Wyeth Savings Plan - Puerto Rico
                        Schedule H Item 4i - Schedule of Assets (Held At End of Year)
                                           As of December 31, 2003
                                 Employer Identification Number - 13-2526821
                                              Plan Number - 060


Identity of Issuer                               Description of Investment              Cost**  Current Value
------------------                               -------------------------              ------  -------------

Investment Contracts:
---------------------

John Hancock Mutual Life Insurance               GIC 5.42%  Due 6/15/07                            $2,783,975

Metropolitan Life Insurance                      GIC 4.60%  Due 12/15/05                           $2,096,128

Metropolitan Life Insurance                      GIC 6.10%  Due 12/15/05                           $1,274,337

Metropolitan Life Insurance                      GIC 4.24%  Due 6/16/08                            $2,124,204

Monumental Life Insurance                        GIC 4.95%  Due 6/15/06                            $3,310,480

Monumental Life Insurance                        GIC 4.11%  Due 12/15/09                           $1,402,474

New York Life Insurance                          GIC 6.91%  Due 12/15/04                             $993,665

Principal Mutual Life Insurance                  GIC 4.01%  Due 12/17/07                           $1,562,673

Principal Mutual Life Insurance                  GIC 3.70%  Due 12/15/08                           $2,002,351

Travelers Insurance                              GIC 6.51%  Due 12/15/06                           $2,542,647


Wyeth*                                           Common Stock
------                                           436,425 shares                                   $18,526,241


* Represents a party-in-interest to the Plan
**Cost not required for participant directed investments.


                                                                                                  Schedule I
                                                                                                  (Continued)
                                       Wyeth Savings Plan - Puerto Rico
                        Schedule H Item 4i - Schedule of Assets (Held At End of Year)
                                           As of December 31, 2003
                                 Employer Identification Number - 13-2526821
                                              Plan Number - 060


Identity of Issuer                               Description of Investment             Cost**   Current Value
------------------                               -------------------------             ------   -------------

Mutual Funds:
-------------

Fidelity Management Trust Company*               Magellan Fund
                                                 36,765 shares                                     $3,593,420

Fidelity Management Trust Company*               Balanced Fund
                                                 308,218 shares                                    $5,162,662

Fidelity Management Trust Company*               International Growth & Income Fund
                                                 40,122 shares                                       $959,735

Fidelity Management Trust Company*               Spartan U.S. Equity Index Fund
                                                 169,453 shares                                    $6,678,157

Fidelity Management Trust Company*               Low-Priced Stock Fund
                                                 34,134 shares                                     $1,194,028

Morgan Stanley Investments, LLP                  MSIFT Value Portfolio - Adviser Class
                                                 21,575 shares                                       $332,913
                                                                                                   ----------

       Total Investments per Statement of
       Net Assets Available for Plan Benefits                                                     $56,540,090
                                                                                                  ===========


Loans to Plan Participants*                      Rates ranging from 5.0% to 10.5%
                                                 Due through 2017                                  $6,988,789
                                                                                                   ==========



* Represents a party-in-interest to the Plan
**Cost not required for participant directed investments.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------



We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 33-45324, 33-57339, 333-108312, 333-111093, and
333-112450), Form S-4 (No. 333-59642), and Form S-8 (Nos. 2-96127, 33-24068,
33-41434, 33-53733, 33-55449, 33-45970, 33-14458, 33-50149, 33-55456, 333-15509,
333-76939, 333-67008, 333-64154, 333-59668, 333-89318, 333-98619 and 333-98623)
of Wyeth of our report dated June 17, 2004 relating to the financial statements of the Wyeth Savings Plan - Puerto Rico, which appears in this Form 11-K.



PricewaterhouseCoopers LLP
Florham Park, New Jersey

June 17, 2004